Exhibit 99.1

Origin Agritech Limited Schedules 2007 Fourth Quarter and Year End Financial Results and Conference Call

BEIJING--(BUSINESS WIRE)--Origin Agritech Limited ("Origin") (NasdaqGS: SEED) today announced that it will issue financial results for the three months and year ended September 30, 2007 after the close of the stock market on Wednesday, February 27, 2008. Management will conduct a conference call on Thursday, February 28, 2008 at 9:00 am Eastern Standard Time to discuss these results. A question and answer session will follow management's presentation.

To participate, please call the following numbers 10 minutes before the call start time and ask to be connected to the Origin Agritech conference call:

Phone Number: +1-877-407-9210 (North America)

Phone Number: +1-201-689-8049 (International)

In addition, the conference call and slide presentation will be broadcast live over the Internet at: www.originagritech.com.

Please go to the web site at least 15 minutes early to register, download and install any necessary software.

The internet audio stream will be available until 11:59 pm Eastern Time on Friday, March 14, 2008. A copy of the slide presentation will also be available at Origin’s corporate web site.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NasdaqGS: SEED) is one of China’s leading, vertically-integrated agricultural technology company specializing in hybrid seed research, development and production to supply the growing populations of China and Southeast Asia. Origin develops, grows, processes, and markets hybrid seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,200 distributors. The hybrid seed industry is estimated at US$2 billion and that is expected to double by 2010. The Company currently operates facilities in 30 of China’s 32 provinces as well as Beijing. Since Origin launched its first entirely internally developed seed in 2003, the Company has developed and commercialized a proprietary seed portfolio of ten corn hybrids, six rice hybrids and two canola hybrids. For further information, please log on www.originagritech.com.

Forward Looking Statements

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its transition report on Form 20-F filed with the SEC on February 15, 2007. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONTACT:
Origin Agritech Limited
Irving Kau, 760-918-1781
China Tel: 86-10-5890-7505
Vice President, Finance
Irving.kau@originseed.com.cn
or
Investor Relations:
Global Consulting Group
Kevin Theiss / Dixon Chen
646-284-9409
ktheiss@hfgcg.com